EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter Results for 2018

CALGARY, Alberta, Aug. 07, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the quarter-ended June 30, 2018.  All dollar amounts herein are in Canadian Dollars.

Q2 Financial and Operating Highlights

Key financial and operational highlights for the second quarter of 2018 include:

  Completed a private placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit, marginally less than the original target of $10,076,416 and the issuance of 10,905,212 units that was announced in the first quarter (the "Private Placement").
    Closed on an aggregate of $4,200,000 during the second quarter over two separate closings on May 15 and June 15, 2018.
    Subsequent to the quarter-end on July 3, 2018 we closed on a further amount of $974,311.
  Entered into an Investor Rights Agreement with Alberta Green Ventures Limited Partnership (the "Subscriber" or "AGV") in conjunction with the completion of the Private Placement.  The Subscriber now holds approximately 20.0% of the Company’s 68,432,746 outstanding common shares (including common shares issuable through the exercise of its warrants).
  SHINE Quests FZC continued working towards securing government approvals for a larger scale infrastructure and resource development within the Mannar Basin of Sri Lanka which will include a commitment to use SFD®.
  Generation Resource Discoveries advanced discussions with various Indonesian authorities on securing financing and permits required for a geophysical survey over an area of up to 20,000 km2 in the North Sumatra basin offshore Aceh, Indonesia, with discussions expected to conclude by August 2018.  Upon successful conclusion, NXT will initiate SFD® survey contract discussions with Generation Resource Discoveries.
  Reinitiated discussions with the governments of Ghana and Nigeria regarding potential SFD® surveys for offshore exploration acreage.
  Engaged in discussions with private counterparties in Canada and the USA regarding the utilization of SFD® for the identification of new reservoir horizons with limited prior geophysical information in mature conventional and unconventional areas.
  Received notification of the granting of NXT's SFD® patent in China on April 13, 2018.
  No survey revenues were recorded for the first two quarters of 2018.
  A net loss of $1.96 million was recorded for the three months ended June 30, 2018, including amortization expense of $0.45 million and stock-based compensation expense of $0.15 million.
  A net loss of $3.92 million was recorded for the six months ended June 30, 2018, including amortization expense of $0.89 million and stock-based compensation expense of $0.45 million.
  Operating activities used $1.94 million of cash during the second quarter, and net cash proceeds provided from financing activities was $4.09 million.
  Operating activities used $3.28 million of cash during the six months ended June 30, 2018, and net cash from financing activities provided was $8.38 million.
  Losses per common share were $0.03 for the second quarter and $0.06 for the six months ended June 30, 2018 (basic and diluted).
  Continued progress in our corporate cost reduction program with a decrease in general and administrative costs of 17% compared to the same quarter last year and a reduction of 23% year to date.
  Cash and short-term investments at the end of the second quarter of 2018 were $6.20 million.
  Subsequent to quarter-end on July 19, 2018, NXT received Notice of Allowance for a CIP (continuation-in-part) patent in the United States regarding a new sensor design we term the “Cascade” configuration.  The patent will be granted and issued in the coming months.
    The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent.  The Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.

Message to Shareholders

George Liszicasz, President, and CEO of NXT commented, “The second quarter of 2018 was an active one for our Company with continued activity in three main areas: business development, IP and research & development and financing.

We continued intensive marketing efforts during the quarter for the SFD® technology across South East Asia, China, and Latin America.  In addition we reinitiated discussions with the African governments and their respective national oil companies in Ghana and Nigeria as we have seen oil and gas exploration interest increase across the continent.  We also held discussions and technical presentations with multiple large players regarding SFD® surveys in proven and underdeveloped onshore hydrocarbon regions in Africa which will significantly bolster our 2019 business pipeline.  This was coupled with NXT making a presentation at the Dakar (Senegal) Upstream West Africa Summit in June 2018 which was very well received.

Our sales agents in Sri Lanka and Indonesia advanced discussions regarding financing and regulatory permits required in advance of SFD® contract negotiations and we remain focused on securing SFD® contracts as soon as these requirements are successfully concluded.

We are also awaiting the results of a data integration exercise being conducted by a major oil and gas player regarding our multi-client survey data in the Gulf of Mexico and are planning further meetings in the third quarter following the completion of the integration.

NXT continued its investment in technology research & development during the quarter and reached another important milestone in developing its SFD® IP.  Shortly following the quarter-end we received Notice of Allowance for an extension of our United States SFD® patent to incorporate our new Cascade sensor design.  The Cascade sensors were field tested using a vehicle driven through some areas with known oil and gas accumulations and geological features in Alberta.  Testing was then carried out on specific R&D flights conducted as part of our multi-client survey in the Gulf of Mexico.  The Cascade sensors allow us to more clearly and effectively identify trapped fluid bodies subsurface while providing greater flexibility for sensor adjustment and improved sensor stability during SFD® survey operations.  These continued developments and investments in our proprietary technology demonstrate our commitment to transforming oil and gas exploration globally.

On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2018 second quarter financial statements (with comparative figures to 2017) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's second quarter 2018 unaudited consolidated financial statements and the related management's discussion and analysis ("MD&A").

(all in Canadian $)	Three months ended June 30,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	267,672	612,342
General & administrative expenses	1,110,634	1,337,051
Stock based compensation expense	153,791	169,033
Amortization and other expenses, net	447,192	474,558
	1,979,289	2,592,984
Income (loss) before income taxes	(1,961,114)	(2,642,686)
Income tax expense (recovery)
Current	-	81,270
Deferred	-	-
	-	81,270
Comprehensive income (loss) for the period	(1,961,114)	(2,723,956)

Income (loss) per common share – basic	$(0.03)	$(0.05)
Income (loss) per common share – diluted	$(0.03)	$(0.05)

Number of common shares outstanding as at end of the period	67,378,297	53,856,509
Weighted average number of common shares outstanding for the period:
Basic	64,319,452	53,856,509
Diluted	64,319,452	53,856,509

Cash provided by (used in):
Operating activities	(1,942,964)	(1,878,718)
Financing activities	4,093,205	(8,976)
Investing activities	(4,960,007)	1,940,996
Net cash inflow (outflow)	(2,809,766)	53,302
Cash and cash equivalents, beginning of the period	3,762,447	234,744
Cash and cash equivalents, end of the period	952,681	288,046

Cash and cash equivalents	952,681	288,046
Short-term investments	5,250,000	1,500,000
Total cash and short-term investments	6,202,681	1,788,046

Net working capital balance	5,118,990	(318,166)

	Six months ended June 30,
	2018	2017
Operating results:
Survey revenues	$-	$-
Survey expenses	517,434	775,559
General & administrative expenses	2,092,038	2,699,632
Stock based compensation expense	449,075	334,281
Amortization and other expenses, net	894,383	989,250
	3,952,930	4,798,722
Income (loss) before income taxes	(3,915,764)	(4,866,095)
Income tax expense (recovery)
Current	-	72,587
Deferred	-	-
	-	72,587
Comprehensive income (loss) for the period	(3,915,764)	(4,938,682)

Income (loss) per common share – basic	$(0.06)	$(0.09)
Income (loss) per common share – diluted	$(0.06)	$(0.09)

Weighted average number of common shares outstanding for the period:
Basic	62,366,678	53,856,509
Diluted	62,366,678	53,856,509

Cash provided by (used in):
Operating activities	(3,281,872)	(3,301,404)
Financing activities	8,377,941	12,330
Investing activities	(4,310,006)	3,086,624
Net cash inflow (outflow)	786,063	(202,450)
Cash and cash equivalents, beginning of the period	166,618	490,496
Cash and cash equivalents, end of the period	952,681	288,046

NXT's 2018 second quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Tuesday, August 7, 2018
Time:	4:15 p.m. Eastern Time (2:15 p.m. Mountain Time)
North American Participants Call:	1-800-952-5114
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	4625944#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz President & CEO +1-403-206-0800 nxt_info@nxtenergy.comwww.nxtenergy.com	Mr. Jakub Brogowski Chief Financial Officer +1-403-206-0807 nxt_info@nxtenergy.comwww.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements in this press release include, but are not limited to, the timing and extent of potential future growth opportunities in new international markets, including new business ventures, and the satisfaction by third-parties of certain necessary conditions related thereto including obtaining financing and government and regulatory approvals.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  Risk factors facing the Company are described in its most recent MD&A for the period ended June 30, 2018, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.